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The First Built-To-Scale Functional Fitness Franchise

LEAD INVESTOR

Alexander Ramos

As a member of Freakin Fitness, I have witnessed their passion & their drive to provide exemplary training methodologies, coaching, & facilities. I've witnessed them build & sustain a community centered around wellness accessible to multiple demographics, populations, & fitness levels. I've also witnessed their business acumen by adjusting their model to sustain &/or grow membership for 5 years consistently (even through the pandemic). They have proven to be one of the more successful fitness companies in the South Florida area.

Invested $5,000 this round & $50,000 previously

Learn about Lead Investors

freakinfitness.com Pembroke Pines Florida

Main Street | Retail | Entertainment | B2C | Recreation

Highlights

1. 📈 Doubled our sales from 2016-2019 > fast post-pandemic recovery and record setting year
2. 🏋 Strong fundamentals across with 60% growth coming from organic word-of-mouth
3. 💸 Help us take our cult following and world-class franchise systems to the nation.
4. 💥 Largest facilities in the country (locations up to 30,000 square feet)
5. 💰 Diverse Revenue Streams

Our Team



Storm Kaufman CEO

Fitness fanatic and visionary CEO | Bootstrapped a multi-million dollar business that has won the trust and loyalty of customers for over 15+ years | Masters Degree in Exercise Physiology (U. Louisville)

> We designed our gym for EVERYONE. Anyone that walks through the door can find the service they desire and the price that's affordable.



Heather Hudson GM

Diverse Experience of over 8+ years. Built successful facilities from the ground up. Was a Regional Manager for Orangetheory where she traveled and ran operations of multiple studios, including being contracted by varies other companies.



Logan Kaufman VP

12 years professional coaching soccer experience & intern for Barcalna FC. 15 years business experience in functional fitness industry, including various certifications, such as Strongman, Weightlifting, CrossFit, & Mobility, to name a few.

SEE MORE

We're turning a **wildly popular** alternative gym into a national chain

Our product is functional fitness; a **HIGHLY POPULAR** alternative exercise program offered at thousands of gyms with **MILLIONS** of participants around the world. Despite a highly engaged and massive community, **no US-based chain exists!**


THE FUNCTIONAL FITNESS COMMUNITY NEEDS A NATIONAL CHAIN
SO WE'RE BUILDING IT!
01 Nationwide access
02 Consistent layouts, workouts, and coaching methods
FREAKIN FITNESS

What makes functional fitness different:

- Alternative, high intensity and full-body exercises

- Wide-open floor plans and gym spaces
- Group exercises


Freakin Fitness - THIS IS THE GYM THAT EVERYONE MUST ...
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WE ARE
THE GYM
FOR EVERYBODY
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With millions of members belonging to small, independent functional fitness gyms, why doesn't a national chain exist?

The answer is simple: most small, independent gyms in our niche haven't figured out how to make the numbers work, so expanding across multiple locations isn't possible.


WHY MOST FUNCTIONAL FITNESS LOCATIONS STRUGGLE
(AND CAN'T EXPAND DESPITE DEMAND)
Locations aren't big enough. Most facilities are SOLD OUT before they sell enough memberships to make the numbers work!
Most owners struggle as operators. Many people open alternative gyms because functional fitness is their passion, but then


find it difficult to build a successful
business model.

Unlike more traditional gyms, the bulk of our revenue doesn't come from idle members. All around the world, functional fitness gyms see far higher usage rates from their members, resulting in fewer membership sales due to facility capacity issues.

At Freakin Fitness, we've cracked the code on building a strong business model with great membership experiences!

Our decades of combined experience running fitness businesses gives us proven methods and unique insights into running facilities that are both engaging to members and highly profitable.


Operators are bogged down by trying to make individual locations work, distracting from their passion for coaching fitness
Members love their single locations, but miss the benefits of multi location access, including being able to attend while travelling or moving, having a constant layout and experience wherever they go

ROADMAP TO SUCCESSFUL FRANCHISE AND CORPORATE OWNED LOCATIONS:




SOLUTION #1
LARGER FACILITIES
At 30,00 square feet, we're building the largest workout facilities in our niche in the country, which provides the capacity to service enough members to make locations highly profitable
FREAKIN
FITNESS

Larger Facilities. At 30,000 square feet, we're building the largest functional fitness facilities in the country because many issues with profitability can be overcome by increasing space and capacity. We've found that customer satisfaction goes WAY UP with no-wait availability for equipment. We also determined the ideal number of customers for a facility is 3x-4x the membership of most of the small, independent gyms in our space.


Traditional Gym
Structural Fitness


FREAKIN
FITNESS
Hybrid Model

The hybrid model. Functional fitness exercise spaces and group classes are an attractive part of membership, but they increase expenses by taking up a lot of square footage; meanwhile, a weight room is highly capital efficient, but doesn't offer any special personality to the gym. Freakin Fitness is a hybrid model facility where our functional fitness spaces are supplemented by free weight and more traditional exercise areas, creating a model that works for both customers and the business.

- **Controls and Processes.** Our franchise 'book' is a comprehensive training and operation guide with business and services processes that have been refined and perfected over years. Our design methodology builds locations so easy to operate that any one with any background can succeed with marketing, recruitment, and operations within 3 to 6 months.

Our Team


OUR
STORY
Freakin Fitness was started by three brothers in their back yard. The oldest took his life savings of $5000 and invested it into gym equipment. The rest of the equipment was built by hand in order to provide proper functional fitness classes on a startup budget
FREAKIN
FITNESS




OUR SUPER TEAM
FREAKIN FITNESS
Our team comes from a variety of fitness industry backgrounds. Each has held previous employment positions in other large brand gyms. This meld of 50 years combined knowledge noticed a void, developed a product and proved its concept during a world changing event.
Storm Kaufman
CEO
Logan Kaufman
VP
Shane Kaufman
VP-E
Heather Hudson
MD
24 HOUR FITNESS
CrossFit
USA WEIGHTLIFTING
orangetheory

At Freakin' Fitness, we've developed proven solutions. Our gyms have functional flows, structured formats for classes with knowledgeable coaches, and multiple plan options to stay affordable for our market base.

We also built our business with scalability in mind, and would grow our ecosystem with each new location, instead of having isolated franchises.

Our facility will be a combination of functional fitness and traditional gym formats, so that members can pick and choose what experiences they want for their budget.

We will have options for classes, athlete training areas, personal training, nutrition coaching, massage therapy, juice bars, and more!

Gym, health, and fitness clubs make up a $35.3 Billion market, with the serviceable market in Florida (where we are currently located) being $1.6 Billion.

3d Rendering Concepts of our upcoming gym locations


All the amenities
Functional Fitness Gym Area (Group Classes)
Weightlifting Gym Area
Competitive Athlete Gym Area
Traditional
Fitness Area
Event Room
FREAKIN
FITNESS
GYM OVERVIEW


Gym


Juice Bar


Crossfit Outside Area
FREAKIN
FITNESS
State of the Art Facilities

Isometric View




LOCATIONS & EXPANSION
FREAKIN FITNESS
01 Broward County FL
a. Weston, FL (current)
b. Pembroke Pines, FL (current)
c. Fort Lauderdale, FL (proposed new location)
02 Miami, FL
a. North Miami (proposed new location)
b. Doral, FL (proposed new location)
03 Orlando, FL
a. Osceola, FL (proposed new location)
b. Orange, FL -2 locations (proposed new location)
04 Jacksonville, FL
a. 2 location (proposed new location)
05 Atlanta, GA
a. 3 locations

Revenue growth

In just three years, we have seen 100% growth when the industry itself suffered massively.


$15,000,000
$10,000,000
$5,000,000
$1,500,000
$0
2020
2021
2022
2023
2024
2025
$15M
2025 revenue (projected)
100%
post-pandemic growth
FREAKIN FITNESS

Forward looking projections cannot be guaranteed.

Our model can be positioned into any demographic and can conform to the constantly changing fitness landscape.

With this raise, we plan to purchase all of our commercial facility locations, roll out branded equipment, and acquire our third location!

Our team has years of fitness industry experience and was able to prove their concept during a global pandemic!

Investor Perks


Earn Perks When You Invest
FREAKIN FITNESS
$525
Exclusive Business updates and offerings via email.
Issuance of BLACK CARD
10% Discount on all products with BLACK CARD
$975
Exclusive Business updates and offerings via email.
Issuance of BLACK CARD
15% Discount on all products with BLACK CARD
Receive limited investor addition FREAKIN shirt and accessories
$4,950
Exclusive Business updates and offerings via email.
Issuance of BLACK CARD
15% Discount on all retail products with BLACK CARD
15% Discount on Membership for immediate family members

(up to 2 individuals)
- Receive limited investor addition **FREAKIN shirt and accessories**

$24,975

- Exclusive Business updates and offerings via email.
- Issuance of **BLACK CARD**
- **25% Discount** on all retail products with **BLACK CARD**
- **25% Discount** on Memberships including immediate family members (up to 2 individuals)
- Receive limited investor addition **FREAKIN shirt and accessories**

$100,050

- Exclusive Business updates and offerings via email.
- Issuance of **BLACK CARD**
- **40% Discount** on all retail products with **BLACK CARD**
- **40% Discount** on Memberships including all family members
- Receive limited investor addition **FREAKIN shirt and accessories**

Customer Testimonials


Freakin' CrossFit Member Testimonials - Laura
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Freakin' CrossFit Member Testimonials - Faith
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FREAKIN CROSSFIT
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Freakin' CrossFit Staff Testimonials - Kyle
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FREAKIN CROSSFIT
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Your investment

We're using Wefunder because our company has been built on word-of-mouth organic growth. We believe that if our customers love our service enough to share it, they deserve to share in our exciting future.

Perspective From Heather Hudson (General Manager)

Perspective From Heather Hudson (General Manager)


Freakin Fitness - A NEW AGE GYM!!!
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FREAKIN
FITNESS
NEW AGE GYM
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FREAKIN FITNESS
INVEST IN
FREAKIN
FITNESS
The First Built-To-Scale Functional
Fitness Franchise
GYM FOR EVERYONE